Morgan Stanley Dean Witter Charter Series
Monthly Report
January 2001

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan Stanley
Dean Witter Charter Funds as of January 31, 2001 was as follows:

Funds               N.A.V.      % change for month
Charter DWFCM       $16.75                  -4.30%
Charter Graham      $12.30                  -2.01%
Charter Millburn    $10.46                   0.59%
Charter Welton      $  7.76                 -5.38%

Notice to Limited Partners of Charter Graham

     In a continuing effort to provide increased diversification among trading strategies within Charter Graham, the General Partner has determined to reallocate the assets of Charter Graham among certain trading programs offered by the trading advisor to the Fund, Graham Capital Management, L.P. Through December 31, 2000, 100% of the assets of Charter Graham were traded pursuant to the Global Diversified Program at 1.5 times standard leverage. Commencing January 1, 2001, the assets of Charter Graham will be traded as follows: approximately 60% of the assets are traded pursuant to the Global Diversified Program at 1.5 times standard leverage, approximately 20% of the assets will be traded pursuant to the K4 Program at 1.5 times standard leverage, and approximately 20% of the assets will be traded pursuant to the Non-Trend Based Program at 1.5 times standard leverage. Furthermore, all subscriptions, redemptions, and exchanges into or out of Charter Graham will be allocated in the same proportion described above. See Special Notice to Limited Partners of Charter Graham which follows this letter.

Charter DWFCM

Charter DWFCM decreased in value during January due primarily to losses recorded in the energy markets. Long natural gas futures positions experienced losses during mid-month as prices reversed their sharp upward trend amid forecasts for warmer weather in the two key consuming regions, the Midwest and Northeast. Short crude oil futures positions also recorded losses as prices were boosted by OPEC's announcement to cut production. Smaller losses were recorded in the metals markets from short copper futures positions as prices rose on technically based buying and production concerns. A portion of these losses was offset by gains recorded in the global interest rate futures markets. The most significant of these gains were recorded from long Japanese bond futures positions as prices rose to 19-month highs, as investors remained concerned about the state of the Japanese economy. Smaller gains were recorded from long European, Australian and U.S. interest rate futures positions.

Charter Graham

Charter Graham decreased in value during January primarily due to losses recorded in the agricultural markets from long corn and soybean meal futures positions as prices moved lower due to favorable South American weather. In the energy markets, losses were recorded from long natural gas futures positions as prices reversed their sharp upward trend amid bearish inventory data and moderate weather that is expected to continue. In the currency markets, losses were recorded early in the month from short Swiss franc/Japanese yen crossrate positions as the value of the Swiss franc strengthened in the wake of the European Central Bank's decision to leave rates unchanged and the value of the yen weakened due to ongoing negative sentiment about the Japanese economy. Additional losses were experienced from long positions in the euro and Swiss franc versus the U.S. dollar as the value of these European currencies weakened and the dollar gained support as several officials of the world's major central banks soothed fears of a hard economic landing in the U.S.. Offsetting currency gains were recorded from short positions in the Japanese yen as the value of the yen declined to a 17-month low versus the U.S. Gains were recorded in the global interest rate futures markets from long positions in Japanese government bond futures as prices moved higher on concerns regarding that country's economy. Additional profits were recorded from long positions in Australian and European interest rate futures.

Charter Millburn

Charter Millburn increased in value during January primarily due to gains recorded in the global interest rate futures markets from long eurodollar futures positions. The upward move during January was largely attributed to a surprise interest rate cut by the U.S. Federal Reserve on January 3 and the subsequent anticipation of an additional rate cut by the Fed later in the month. Gains were also recorded from long positions in Japanese government bond futures as prices moved higher on concerns regarding that country's economy. In the currency markets, profits were recorded from short positions in the Japanese yen as the value of the yen declined to a 17-month low versus the U.S. dollar. A portion of these gains was offset by losses recorded in the energy markets from short futures positions in crude oil and its related products as prices increased largely because of an announcement by OPEC that it would cut production. Additional losses were recorded from long natural gas futures positions as prices reversed their sharp upward trend amid bearish inventory data and moderate weather that is expected to continue.

Charter Welton

Charter Welton decreased in value during January primarily due to losses recorded in the energy markets from long natural gas futures positions as prices reversed their sharp upward trend amid bearish inventory data and moderate weather that is expected to continue. Additional losses were recorded from short futures positions in crude oil and its related products as prices increased largely because of an announcement by OPEC that it would cut production. In the currency markets, losses were recorded from long positions in the Swiss franc and euro versus the U.S. dollar as the value of these European currencies weakened and the dollar gained support as several officials of the world's major central banks soothed fears of a hard economic landing in the U.S. and across the globe. A portion of these losses was offset by gains recorded in the global interest rate futures markets from long positions in Japanese government bond futures as prices moved higher on concerns regarding that country's economy. Gains were also recorded from long eurodollar futures positions. The upward move during January was largely attributed to a surprise interest rate cut by the U.S. Federal Reserve on January 3 and the subsequent anticipation of an additional rate cut by the Fed later in the month.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade
Center, 62nd Floor, New York, NY 10048, or your Morgan Stanley
Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete.
Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

Special Notice to Limited Partners of Charter Graham

     The two new trading programs to which assets were allocated are described on page 66 in the Fund's prospectus dated October
11, 2000. The information set forth below supplements and updates the descriptions, performance and correlation information in the prospectus regarding those trading programs.

     The following supplements the information under "The Trading
Advisors - Morgan Stanley Dean Witter Charter Graham L.P. - The
Graham Trading Programs - K4 Program" on page 66 of the prospectus.

The K4 Program will normally have weightings of approximately 18% in futures contracts based on long-term interest rates, 9% in short-term interest rates, 31% in currency forwards, 14% in stock index futures, 11% in agricultural futures, 9% in metal futures, and 8% in energy futures. The actual weighting and leverage used in each market will change over time due to liquidity, price action, and risk considerations.

     The following supplements the information under "The Trading
Advisors - Morgan Stanley Dean Witter Charter Graham L.P. - The
Graham Trading Programs - Non-Trend Based Program" on page 66 of the prospectus.

     The Non-Trend Based Program will normally have weightings of approximately 9% in futures contracts based on long-term interest rates, 2% in short-term interest rates, 45% in currency forwards, 11% in stock index futures, 11% in metal futures, and 22% in energy futures. The actual weighting and leverage used in each market will change over time due to liquidity, price action, and risk considerations.

     The following updates and supplements the information under "The Trading Advisors - Morgan Stanley Dean Witter Charter Graham
L.P. - Past Performance of Graham - K4 Program (Standard
Leverage) Capsule E" on page 69 of the prospectus.

Graham Capital Management, L.P.              Graham Capital
Management, L.P.
K4 Program                              Pro Forma of K4 Program
at 150% Leverage
(Standard Leverage)                     and Charter Graham's Fees
and Expenses
Aggregate assets overall: $700,000,000            Largest monthly
drawdown: (7.46)%
Aggregate assets in program: $107,122,000
(February 2000)
Largest monthly drawdown: (4.73)%            Worst peak-to-valley
drawdown: (12.90)%
             (February 2000)                          (February
2000-June 2000)
Largest peak-to-valley drawdown: (8.01)%
          (February 2000-June 2000)

                          Rate of Return
Rate of Return
Month          2001    2000        1999      Month          2001
2000                1999
            %       %            %                        %
%                     %
January        2.67   1.94          0.82          January
3.43     2.41         0.97
February        (4.73)         0.08          February
(7.46)           0.03
March                 1.75         (3.53)         March
2.46            (5.49)
April                 1.04          1.73          April
1.53             2.26
May             (2.27)         1.59          May
(3.67)           2.15
June            (3.89)         2.01          June
(6.08)           3.00
July             0.71         (2.51)         July
0.90      (4.00)
August                2.40          3.84          August
3.58       5.57
September        0.09          1.14          September
1.40       1.32
October          1.44         (3.99)         October
2.06      (6.27)
November         7.41          0.09          November
10.94          (0.09)
December         9.41          6.23          December
12.06           9.03
Compound Annual (Period)                Compound Annual (Period)
Rate of Return 2.67 16.44          7.25           Rate of Return
3.43       19.93          7.68
                  (1 month)
(1 month)
     The following updates and supplements the information under
"The Trading Advisors - Morgan Stanley Dean Witter Charter Graham
L.P. - Past Performance of Graham - Non-Trend Based Program
(Standard Leverage) Capsule I" on page 71 of the prospectus.
Graham Capital Management, L.P.         Graham Capital
Management, L.P.
Non-Trend Based Program            Pro Forma of Non-Trend Based
Program at 150%
(Standard Leverage)                Leverage and Charter Graham's
Fees and Expenses
Aggregate assets overall: $700,000,000       Largest monthly
drawdown: (7.83)%
Aggregate assets in program: $94,885,000
(October 1999)
Largest monthly drawdown: (5.01)%       Worst peak-to-valley
drawdown: (14.25)%
             (October 1999)                           (May 1999-
October 1999)
Largest peak-to-valley drawdown: (8.48)%
          (May 1999-October 1999)
                          Rate of Return
Rate of Return

Month          2001    2000        1999      Month          2001
2000                1999
            %       %            %                        %
%                     %
January        (2.70)      4.07         (2.92)         January
(4.19)        5.96        (4.59)
February         2.25          0.87          February
3.22             1.15
March                (1.28)         5.81          March
(2.20)           8.04
April                (0.60)         3.38          April
(1.13)                4.18
May              4.15         (1.23)         May
6.46       (2.09)
June             2.10         (2.11)         June
2.84       (3.63)
July            (3.11)         1.62          July
(4.82)           2.28
August               (0.39)        (3.23)         August
(0.67)          (5.27)
September        2.19          1.33          September
3.18       1.77
October         (2.58)        (5.01)         October
(4.01)         (7.83)
November         0.19          0.92          November
0.18       1.18
December         4.65          1.55          December
6.91       2.11
Compound Annual (Period)                Compound Annual (Period)
Rate of Return (2.70)    11.86          0.46           Rate of
Return    (4.19)    16.12          (3.76)
                  (1 month)
(1 month)

Please refer to the footnotes on pages 72-73 of the prospectus, including the descriptions of the limitations on pro forma information.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

     The following updates and supplements the information under "Part Two Statement of Additional Information - Supplemental
Performance Information - Charter Graham - Correlation Analysis" on page 140 of the prospectus.
       Correlation Analysis (January 1999 - January 2001)


Global Div.              K4                   NTB
MAR
                    Pro Forma        Pro Forma        Pro Forma
Public Fund        S&P        Sal        EAFE
Global Div. - Pro Forma                          1.000
0.800                 0.109               0.882         -0.061
0.038       0.169
K4 - Pro Forma
1.000               -0.062               0.709         -0.075
0.114      -0.077
NTB - Pro Forma
1.000               0.322         -0.272    -0.040       0.107
MAR Public Index (MAR)
1.000         -0.040     0.053       0.167
S&P 500 Index (S&P)
1.000     0.193       0.718
Salomon Corp. Bond Index (SAL)
1.000       0.145
MSCI EAFE Index (EAFE)
1.000

Please refer to the footnotes on page 140 of the prospectus.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.





























MORGAN STANLEY DEAN WITTER CHARTER SERIES
Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each Fund in the Morgan Stanley Dean Witter Charter Series. Also provided is the inception-to-date return and the annualized return since inception for each fund. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Charter DWFCM
Year                Return

1994 (10 months)              - 7.3%
1995                 21.9%
1996                   4.0%
1997                 26.2%
1998                   5.1%
1999                  -9.2%
2000                  23.8%
2001 (1 month)             -4.3%

Inception-to-Date Return:      67.5%
Annualized Return:          7.7%
_________________________________________________________________
___________________________

Charter Graham

Year                Return

1999 (10 months)                2.9%
2000                      22.0%
2001 (1 month)            -2.0%

Inception-to-Date Return:      23.0%
Annualized Return:        11.4%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (10 months)               -7.2%
2000                               12.1%
2001 (1 month)              0.6%

Inception-to-Date Return:                      4.6%
Annualized Return:                   2.4%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (10 months)               -12.3%
2000                        -8.2%
2001 (1 month)              -5.4%

Inception-to-Date Return:           -22.4%
Annualized Return:       - 12.4%

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended January 31, 2001
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter DWFCM      Morgan Stanley Dean Witter Charter Graham
                                        Percentage of
Percentage of
                                        January 1, 2001
January 1, 2001                                                  Beginning
Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading profit (loss):
  Realized                     (2,375,286)            (6.35)
1,101,567                         3.83
  Net change in unrealized        859,848              2.30
(1,614,677)                      (5.61)

  Total Trading Results        (1,515,438)            (4.05)
(513,110)                        (1.78)
Interest Income (DWR)             189,338              0.51
151,777                           0.53

  Total Revenues               (1,326,101)            (3.54)
(361,333)                        (1.25)

EXPENSES
Brokerage fees (DWR)              218,063              0.59
167,831                           0.59
Management fees                    62,304              0.17
47,952                            0.17

  Total Expenses                  280,367              0.76
215,783                           0.76

NET LOSS                       (1,606,468)     (4.30)                 (577,116)
(2.01)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended January 31, 2001
(Unaudited)
                    Morgan Stanley Dean Witter Charter DWFCM              Morgan
Stanley Dean Witter Charter Graham
                       Units          Amount    Per Unit                   Units
Amount      Per Unit
                                           $          $
$            $
Net Asset Value,
  January 1, 2001      2,135,799.634  37,382,312    17.50
2,291,643.790    28,771,158   12.55
Net Loss                      -       (1,606,468)   (0.75)                    -
(577,116)                     (0.25)
Redemptions              (15,575.400)   (260,888)   16.75
(36,121.605)     (444,296)    12.30
Subscriptions             36,034.324     603,575    16.75
64,818.613       797,269      12.30

Net Asset Value,
  January 31, 2001     2,156,258.558  36,118,531    16.75
2,320,340.798    28,547,015   12.30

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended January 31, 2001
(Unaudited)

                                                     Morgan Stanley Dean Witter
Charter Millburn      Morgan Stanley Dean Witter Charter Welton
                                        Percentage of
Percentage of
                                       January 1, 2001
   January 1, 2001                                              Beginning
   Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading profit (loss):
  Realized                      1,123,006              3.77
1,034,945                        4.64
  Net change in unrealized       (874,039)            (2.93)
(2,183,195)                     (9.79)

  Total Trading Results           248,967              0.84
(1,148,250)                     (5.15)
Interest Income (DWR)             150,659              0.51
116,156                          0.52

  Total Revenues                  399,626              1.35
(1,032,094)                     (4.63)

EXPENSES
Brokerage fees (DWR)                      173,732       0.59
130,138                          0.58
Management fees                    49,637              0.17
37,182                           0.17

  Total Expenses                  223,369              0.76
167,320                          0.75

NET INCOME (LOSS)                 176,257              0.59
(1,199,414)                     (5.38)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended January 31, 2001
(Unaudited)
                    Morgan Stanley Dean Witter Charter Millburn
Morgan Stanley Dean Witter Charter Welton
                       Units          Amount    Per Unit                   Units
Amount      Per Unit
                                           $          $
$            $
Net Asset Value,
  January 1, 2001      2,864,487.735  29,782,599    10.40
2,721,208.293   22,309,441     8.20
Net Income (Loss)             -          176,257     0.06                     -
(1,199,414)                   (0.44)
Redemptions              (31,762.511)   (332,236)   10.46
(35,496.028)    (275,449)      7.76
Subscriptions             68,835.700     720,021    10.46
68,906.190      534,712        7.76

Net Asset Value,
  January 31, 2001     2,901,560.924  30,346,641    10.46
2,754,618.455   21,369,290     7.76

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter DWFCM L.P. ("Charter DWFCM"), Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton"), (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "futures interests").

The general partner of each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR"). The clearing commodity brokers for the Partnerships are Morgan Stanley & Co. Inc. ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL") which provide clearing and execution services. The trading advisor for Charter DWFCM is Dean Witter Futures & Currency Management Inc. ("DWFCM"). Demeter, DWR, DWFCM, MS & Co. and MSIL are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and Limited Partners based on their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit (loss) on open contracts from one period to the next in the statements of operations. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held in its individual account at DWR. The interest rates used are equal to that earned by DWR on its U.S. Treasury bill investments. For purposes of such interest payments Net Assets do not include monies due the Partnerships on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of its Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - Each Partnership incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.


Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)


Redemptions - Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Charter DWFCM will terminate on December 31, 2025 and Charter Graham, Charter Millburn and Charter Welton will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage expenses to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR and MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

Charter DWFCM pays management and incentive fees (if any) to DWFCM.

3.  Trading Advisors

Demeter, on behalf of Charter Graham, Charter Millburn and Charter Welton retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Dean Witter Charter DWFCM L.P.
  Dean Witter Futures & Currency Management Inc.

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Charter DWFCM will pay a quarterly incentive fee equal to 20% of the trading profits earned by the Partnership as of the end of each calendar quarter. Charter Graham, Charter Millburn and Charter Welton pay a monthly incentive fee equal to 20 % of trading profits as of the end of each calendar month. Trading profits represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.